SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated January 9, 2006, relating to Registrant’s joint announcement with ARC International plc that the parties have entered into a joint agreement to bring configurable processors to China.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: January 11, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated January 9, 2006, relating to Registrant’s joint announcement with ARC International plc that the parties have entered into a joint agreement to bring configurable processors to China.

Exhibit 99.1

Press Release

SMIC and ARC International

To Jointly Bring Configurable Processors to China

Agreement Designed to Bring Benefits of ARC’s Patented Configurable Technology and

SMIC’s Foundry Services to the Semiconductor Industry’s Fastest Growing Region

ELSTREE, England, and SHANGHAI, China, January 9, 2006 – Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and HKSE: 0981.HK), one of the leading semiconductor foundries in the world, and ARC International plc (LSE: ARK), a world leader in configurable processor technology, today announced a joint agreement to equip system-on-chip (SoC) developers in mainland China with configurable technology. SMIC is the first announced China-based foundry to enter into a strategic partnership with ARC. SMIC will now offer one-stop design and manufacturing services for ARC’s industry-leading and patented configurable processor technology. This joint agreement is part of ARC’s strategy to expand business throughout Asia and highlights SMIC’s commitment to continue to provide a total package solution for its customers.

A number of ARC licensees selling into China are already leveraging SMIC to produce a range of ARC-Based™ designs for high-volume embedded applications. ARC licensees can use ARC’s configurable CPU/DSP cores and multimedia subsystems with SMIC’s manufacturing processes, and expect to develop lower cost products that are uniquely tuned to the end user applications.

“China’s semiconductor industry represented close to $7.5 billion in 2004 and is expected to grow about twice the rate of the overall growth in the worldwide semiconductor industry,” said Tony Massimini, chief of technology for Semico Research. “Consumer applications will be a key driving force in maintaining the growth in China. These are applications with rapidly evolving features and standards. Configurable cores lend themselves well to such a volatile market as designers are able to develop low cost, differentiated devices.”

“We are very pleased to partner with ARC, an industry leader in configurable CPU technology,” said Paul OuYang, vice president of Design Services at SMIC. “As consumer-based products continue to dominate the semiconductor industry, SoC designers seek new ways to reduce their development and manufacturing costs, and decrease their time-to-market for their products. Judging by the increasing interest we are seeing from our customers, we believe that ARC’s configurable processor technology provides one such solution.”

“ARC has more than 100 licensees who together ship an annual volume of over 90 million units of ARC-Based products,” said Derek Meyer, senior vice president of Sales and Marketing at ARC International. “This new alliance with SMIC is part of ARC’s global expansion strategy and further underscores our commitment in working with world-leading semiconductor companies to bring configurable technology to customers throughout Asia. As a leading foundry in China, we are pleased to have SMIC’s support to help introduce the benefits of configurability to China.”

About SMIC

Semiconductor Manufacturing International Corporation, (“SMIC”, NYSE: SMI, HKSE: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at

0.35um to 90nm and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

About ARC International plc

ARC International is the world leader in low-power, high-performance 32-bit configurable CPU/DSP processor cores, subsystems, real-time operating systems and development tools for embedded system design. ARC’s patented configurable CPU technology assists customers in the development of next generation digital media, consumer and communications devices, resulting in lower cost, higher performance SoC products.

ARC International maintains a worldwide presence with corporate offices in San Jose, California, USA and Elstree, UK. The company has research and development offices located in England and the United States. For more information please visit the ARC website at: www.ARC.com. ARC International is listed on the London Stock Exchange as ARC International plc (LSE: ARK).

ARC, the ARC logo and ARC-Based are trademarks or registered trademarks of ARC International. All other brands or product names contained herein are the property of their respective owners. This press release may contain certain “forward-looking statements” that involve risks and uncertainties. For factors that could cause actual results to differ, visit the company’s Website as well as the listing particulars filed with the United Kingdom Listing Authority and the Registrar of Companies in England and Wales.

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release, such as the statement regarding SMIC’s commitment to continue to provide a total package solution for its customers, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

For release on Monday, January 9, 2006 @ 8:30AM (China time)

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